Filed Pursuant to Rule 433

Registration Nos. 333-179725,

333-179725-01,

333-179725-02,

333-179725-03,

333-179725-04,

333-179725-05,

333-179725-06,

333-179725-07.

FINAL PRICING TERM SHEET

Issuer:	Virgin Media Finance PLC
Guarantors:

Virgin Media Inc.

Virgin Media Group LLC

Virgin Media Holdings Inc.

Virgin Media (UK) Group, Inc.

Virgin Media Communications Limited

Virgin Media Investment Holdings Limited

Virgin Media Investments Limited

Security description:	Senior Notes
Distribution:	SEC registered
Aggregate principal amount:	$500,000,000
Gross proceeds:	$500,000,000
Net proceeds (before expenses):	$495,500,000
Maturity:	February 15, 2022
Coupon:	5.250%
Offering price:	100.000%
Yield to maturity:	5.250%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2012
Redemption Provisions:
Make-whole call	In whole or in part, at any time by paying a make-whole premium at a discount rate of Treasury plus 50 basis points
Trade date:	February 28, 2012
Settlement:	March 13, 2012 (T+10)
CUSIP:	92769V AC3
ISIN:	US92769VAC37
Denominations:	$US200,000 minimum; $1,000 increments
Ratings:	Ba2/BB-/BB+

Physical Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp

Joint Bookrunners:	Credit Agricole Corporate and Investment Bank Deutsche Bank Securities Inc Goldman, Sachs & Co HSBC Securities (USA) Inc J.P. Morgan Securities LLC Lloyds Securities Inc RBS Securities Inc UBS Limited

Additional information:	“Capitalization” – As a result of the increase in the aggregate principal amount of notes from $400 million as stated in the preliminary prospectus supplement to $500 million, the Company’s cash and cash equivalents as of December 31, 2011 as adjusted for the offering is £248.0 million ($385.4 million).

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-800-245-8812.

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